Exhibit 1
                                                                       ---------

FOR IMMEDIATE RELEASE                                              26 April 2006

                              WPP GROUP PLC ("WPP")

                         GroupM acquires IEG, Inc. in US

WPP announces that its wholly-owned operating company, GroupM, the leading media investment management network, has agreed to acquire the business of IEG, Inc. ("IEG"), one of the world's leading providers of research, analytics, strategic counsel and training on sponsorship, strategic alliances and promotional partnerships.

Founded in 1981 and based in Chicago, Illinois, IEG employs 51 people and specializes in sponsorship research and analysis, allowing companies to value, maximize and measure their participation in sports, arts, entertainment, experiential, on line, affinity and cause marketing. IEG works with some 5,000 organizations each year including the NFL, Kennedy Center, the American Heart Association and Credit Suisse.

IEG's unaudited revenues for the year ended 31 December 2005 were US$7.6 million.

This  investment  enhances  GroupM's   comprehensive  services  to  clients  and
continues WPP's strategy of developing its networks in faster-growing and important markets and sectors.


For further information please contact:

Feona McEwan, WPP       44-20 7408 2204
www.wpp.com